SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31452; 812-14300]

The Adams Express Company and Petroleum & Resources Corporation; Notice of Application

February 9, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under sections 6(c), 17(d) and 23(c) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited under section 17(d) of the Act.

Summary of Application: Applicants request an order to permit them, subject to shareholder
approval, to adopt new equity-based incentive compensation plans to replace equity-based
incentive compensation plans adopted in 2005.

Applicants: The Adams Express Company ("Adams") and Petroleum & Resources Corporation
("Petroleum").

Filing Dates: The application was filed on April 22, 2014, and amended on September 12, 2014
and January 20, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on March 6, 2015, and
should be accompanied by proof of service on applicants, in the form of an affidavit or, for
lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state
the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Commission, 100 F Street, NE, Washington, DC 20549. Applicants, c/o

Lawrence L. Hooper, Jr., Vice President, General Counsel and Secretary, The Adams Express

Company, 7 Saint Paul Street, Baltimore, MD 21202.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Adams and Petroleum, both of which are Maryland corporations, are registered under

the Act as closed-end management investment companies. Adams' principal business is the

ownership and management of its investment portfolio, which consists predominantly of equity

securities. Petroleum's principal business also is the ownership and management of its

investment portfolio, which consists predominantly of equity securities and emphasizes

investments in energy and natural resources companies. Each company is internally managed.

Each company's stock is listed on the New York Stock Exchange. Adams presently owns

approximately 8% of the outstanding voting shares of Petroleum.[1]

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[1] Applicants state that Adams first acquired an ownership interest in Petroleum in 1929 and
subsequently increased its ownership interest by means of stock dividends and participations in
rights offerings. Section 12(d) of the Act restricts the purchase or other acquisition by investment
companies of securities issued by other investment companies under specified circumstances. However,

2.		Adams has eight directors, seven of whom are neither Employees (as defined below)

nor "interested persons" of the company as defined in section 2(a)(19) of the Act ("Non-

Interested Directors"), and twenty Employees. Petroleum has eight directors, seven of whom are

Non-Interested Directors, and eighteen Employees. The boards of directors ("Boards") of

Adams and Petroleum are comprised of the same individuals. Sixteen Employees serve both

Adams and Petroleum.

3.		In 2005, the Commission issued an order granting applicants exemptions from

sections 17(d), 18(d), and 23(a), (b), and (c)(3) of the Act (the "2005 Order").[2] At their

respective annual meetings held in April 2005, the applicants' shareholders approved the Adams

2005 Equity Incentive Compensation Plan (the "2005 Adams Plan") and the Petroleum Equity

Incentive Compensation Plan (the "2005 Petroleum Plan," and together with the 2005 Adams

Plan, the "2005 Incentive Plans"). The 2005 Incentive Plans were adopted in reliance on the

2005 Order. The 2005 Incentive Plans will expire by their terms on April 27, 2015.

5.		Applicants state that, because the investment management business is highly

competitive, they believe their successful operation depends on their continued ability to attract,

motivate and retain their Employees with competitive compensation packages similar to those

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section 12(d) excepts securities received as dividends from the restriction on acquisitions and purchases. Applicants represent that, as noted above, Adams' initial acquisition and ownership of shares of Petroleum pre-dated the Act. Applicants further state that, since the Act became effective, Adams has not purchased or otherwise acquired shares of Petroleum other than through stock dividends, with the exception of acquisitions made in 1956 and 1969 in connection with certain rights offerings by Petroleum, each of which was made pursuant to exemptive orders issued by the Commission. *See* The Adams Express Company, Investment Company Act Release Nos. 2363 (May 28, 1956) (order) and 5744 (July 16, 1969) (order).

[2]		The Adams Express Company *et al.*, Investment Company Act Release Nos. 26759 (Feb. 10, 2005) (notice) and 26780 (Mar. 8, 2005) (order). Applicants represent that the 2005 Incentive Plans replaced stock option plans adopted by Adams and Petroleum in reliance upon the 1985 order obtained by the Association of Publicly Traded Investment Funds ("APTIF") of which Adams and Petroleum were both members. Applicants note that the APTIF order exempted APTIF's internally-managed, closed-end investment company members from the provisions of sections 17(d), 18(d), and 23(a)(b), and (c) of the Act and permitted them to offer their key employees deferred equity compensation in the form of stock options or stock appreciation rights. Association of Publicly Traded Investment Funds, Investment company Act Release Nos. 14541 (May 28, 1985) (notice) and 14594 (June 21, 1985) (order).

offered by their competitors. Applicants are requesting relief to permit, subject to shareholder

approval, the adoption of The Adams Express Company 2015 Incentive Compensation Plan and

Petroleum & Resources Corporation 2015 Incentive Compensation Plan (the "Plans"). Each

Plan, if approved by shareholders, would be administered by a compensation committee (the

"Committee") composed of three or more directors who (a) are Non-Interested Directors of the

relevant applicant, (b) are "non-employee directors" within the meaning of rule 16b-3 under the

Securities Exchange Act of 1934 (the "Exchange Act"), and (c) are "outside directors" as defined

under section 162(m) of the Internal Revenue Code of 1986 (the "Code"). Applicants represent

that each Committee is currently composed of four directors, each of whom satisfies these

criteria.

6.   The Plans, if approved by shareholders, would permit the applicants to issue stock

options ("Options"),[3] stock appreciation rights (including freestanding and tandem stock

appreciation rights) ("Stock Appreciation Rights"),[4] restricted shares of stock ("Restricted

Stock"),[5] restricted stock units ("Restricted Stock Units"),[6] deferred stock units ("Deferred Stock

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[3]   The exercise price of Options must be at least 100% of the fair market value ("Fair Market Value") of a share of an applicant's stock on the date of the grant. For purposes of the Plans, Fair Market Value would equal the mean of the high and low sale prices per share of the stock of the applicant as reported on the New York Stock Exchange-Composite Transactions (or such other national securities exchange or automated inter-dealer quotation system on which the stock has been duly listed and approved for quotation and trading) on the date on which the value is to be determined, or if no sale of the stock is reported for such date, the next preceding day for which there is a reported sale. Options issued under the Plans will expire no later than 10 years from the date of grant.

[4]   A Stock Appreciation Right is a right to receive, upon exercise, the excess of (i) the Fair Market Value of one share of an applicant's stock on the date of exercise over (ii) the stock appreciation right's grant price. Stock Appreciation Rights issued under the Plans will expire no later than ten years from the date of grant.

[5]   Restricted Stock is stock that is subject to restrictions on transferability, risk of forfeiture, or other restrictions.

[6]   Restricted Stock Units are rights to receive stock and are subject to certain restrictions and a risk of forfeiture.

Units"),[7] shares of common stock granted as a bonus ("Bonus Stock"),[8] and awards denominated

in cash ("Cash Awards")[9] (collectively, "Awards") to Eligible Persons (defined below), subject

to the terms and conditions discussed below.[10] In addition, the Plans would permit dividend

equivalents to be awarded in connection with any Awards under the Plans while the Awards are

outstanding or otherwise subject to a restriction period on a like number of shares of applicants'

common stock. Furthermore, certain Awards may be subject to performance conditions as may

be specified by the respective Committee.[11]

7.   Existing awards made under the 2005 Incentive Plans would remain outstanding and

would remain subject to the terms and conditions of the 2005 Incentive Plans. However, no

further grants would be made under the 2005 Incentive Plans following the earlier of April 27,

2015, and approval of the Plans by each applicant's stockholders at its respective annual

meeting, which applicants expect to hold in April 2015 or as soon thereafter as practicable.

8.   Each Plan, in its proposed form, has been approved by the relevant applicant's Board,

including a majority of the Non-Interested Directors of each applicant. Subject to receipt of the

order, applicants expect that their respective Boards will approve the submission of the

respective Plan to stockholders for approval at each applicant's annual meeting. Each Plan

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[7]   A Deferred Stock Unit is a right to receive stock, cash or a combination thereof at the end of a specified deferral period.

[8]   Except as otherwise determined by the applicable Committee, Bonus Stock would vest immediately and would not be subject to any restrictions.

[9]   To the extent that a Cash Award is settled in cash, the applicants are not requesting any relief.

[10]   The principal difference between the Plans and the 2005 Incentive Plans is that the Plans would permit Awards in the form of Bonus Stock and Cash Awards in addition to the Award types provided in the 2005 Incentive Plans. However, Awards that could be issued under the Plans would be subject to the same limitations, including the limit of 4% of the outstanding shares of each applicant, as the 2005 Incentive Plans. Applicants note that this is less than the 4.4% limit that was approved in a similar order obtained by Central Securities in 2012. Central Securities Corporation, Investment Company Act Release Nos. 29915 (Jan. 6, 2012) (notice) and 29940 (Feb. 1, 2012) (order) (the "2012 Order").

[11]   Such Awards would be payable in cash or stock of the relevant applicant, conditioned on satisfaction of performance criteria established by the relevant Committee.

would become effective if approved by stockholders. In addition, each applicant would submit its Plan to stockholders for approval once every five years.[12]

9. Grants under each Plan may be made only to "Eligible Persons," which is defined, with respect to an applicant, to mean any person, including officers, in the regular employment of the applicant and/or its subsidiaries on a full-time basis, or of both Adams (and/or any subsidiary thereof) and Petroleum (and/or any subsidiary thereof) on a combined full-time basis ("Employees") and the respective directors of the applicant who at the time an Award is to be granted are not Employees ("Non-Employee Directors").[13]

10. Immediately following each annual meeting of stockholders, each Non-Employee Director who is elected a director at, or who was previously elected and continues as a director after, that annual meeting would receive 750 Restricted Stock Units of Adams and 400 Restricted Stock Units of Petroleum, as applicable, which amounts may be adjusted to reflect certain corporate transactions. In addition, at the effective date of such Non-Employee Director's initial election to the Board, the Non-Employee Director would be granted 750 Restricted Stock Units of Adams and 400 Restricted Units of Adams, as applicable, which amounts may be adjusted to reflect certain corporate transactions. Non-Employee Directors would also receive dividend equivalents in respect of such Restricted Stock Units equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number

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[12] In addition, any amendment to a Plan would be subject to the approval of the applicable applicant's stockholders to the extent such approval is required by applicable laws or regulations, including exchange rules, or as the relevant Board otherwise determines. Each Applicant's Board is required to review the applicable Plan at least annually.

[13] Employees who serve both Adams and Petroleum on a combined full-time basis would be eligible to receive Awards under both Plans. Employees who primarily serve one company would only be expected to receive Awards from that company. Applicants expect that Employees who serve both Adams and Petroleum may receive Awards from both companies if such Employees make significant contributions to the success of both companies. The Compensation Committee of each company will consider separately, for each company, the work performance, value contribution, and alignment with the interests of the stockholders of the company when determining the appropriate Award amounts for Employees of the company, including Employees who serve both companies.

of shares of common stock. The Restricted Stock Units and related dividend equivalents would vest (and become non-forfeitable) and be paid (in the form of shares of common stock) one year from the date of grant. In addition, Non-Employee Directors may elect each year, not later than December 31 of the year preceding the year as to which the annual grant of Restricted Stock Units is to be applicable, to defer to a fixed date or pursuant to a specified schedule payment of all or any portion of the annual grant of Restricted Stock Units. Under the Plans, Non-Employee Directors may also elect each year, not later than December 31 of the year preceding the year as to which deferral of fees is to be applicable, to defer to a fixed date or pursuant to a specified schedule all or any portion of the cash retainer to be paid for Board service in the following calendar year through the issuance of Deferred Stock Units, valued at the Fair Market Value of the relevant applicant's stock on the date when each payment of such retainer amount would otherwise be made in cash.

11.   The total number of shares of each applicant's stock reserved and available for delivery in connection with Awards under the applicable Plan (other than any shares of Adams stock or Petroleum stock issued in payment of dividend equivalents) is 4% of the outstanding shares of the applicable applicant as of the effective time of the Plan. As of January 14, 2015, this represents 3,850,570 shares of Adams stock and 1,095,752 shares of Petroleum stock.

12.   Applicants state that, in the event that a dividend, capital gain distribution or other distribution, recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction affects the common stock of an applicant, then the relevant Committee would, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares subject to the relevant Plan; (ii) the number and kind of shares which may be

delivered under the relevant Plan; (iii) the number and kind of shares by which per-person

Award limitations are measured; (iv) the number and kind of shares subject to or deliverable in

respect of outstanding Awards; and (v) the exercise price or grant price relating to any Award.

In addition, after the occurrence of any such corporate transaction, the relevant Committee would

also have the authority to make provision for payment of cash or other property in respect of an

Award. Applicants state that, in the event a capital gains distribution is made to applicants'

stockholders, the exercise price of outstanding Options and the grant price of outstanding Stock

Appreciation Rights issued under the Plans may be reduced to reflect any such distribution made

after the date of grant (provided that no such reduction will be made that would reduce the

exercise price or grant price below zero). No adjustments will be made in the case of a cash

income dividend.

Applicants' Legal Analysis:

Sections 18(d), 23(a) and 23(b) of the Act

1.   Section 18(d) of the Act generally prohibits a registered management investment

company from issuing rights to purchase the company's shares.[14] Applicants state that

section 18(d) would prohibit the issuance of certain Awards to Eligible Persons because no

corresponding warrants or rights would be issued to shareholders, and such Awards would not be

issued in connection with a reorganization.

2.   Section 23(a) of the Act generally prohibits a registered closed-end investment

company from issuing securities for services. Applicants state that because Awards are a form of

compensation, the issuance of stock-based Awards to Eligible Persons would constitute the

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[14]   Section 18(d) permits a fund to issue only warrants or rights, ratably to a class of stockholders, that have an exercise period of no more than 120 days or in exchange for warrants in connection with a reorganization.

issuance of securities for "services" and, therefore, absent an exemption, would fall within the prohibitions of section 23(a).

3.   Section 23(b) of the Act prohibits a registered closed-end investment company from selling its common stock at a price below its current NAV. The applicants state that, because Adams stock and Petroleum stock have often traded at a discount to their NAV and Awards under the Plans will be valued at the current market price of the stock, section 23(b) would in most cases prohibit the issuance of the Awards.

4.   Section 6(c) of the Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The applicants request an exemption under section 6(c) from section 18(d) and sections 23(a) and (b) of the Act to the extent necessary to implement the Plans.

5.   Applicants state that the concerns underlying those sections include (i) the possibility that Options could be granted to persons whose interests might be contrary to the interests of stockholders; (ii) the potential dilutive impact of Awards on stockholders; (iii) the possibility that Options might facilitate a change of control; (iv) the introduction of complexity and uncertainty into the investment company's financial structure, thereby making it more difficult to appraise the value of their stock; (v) possible obfuscation of the extent of management compensation; and (vi) encouragement of speculative portfolio investments at the insistence of the option holders (to increase the possibility of a rise in market price from which they might benefit). Applicants

assert that these concerns would not apply to the Awards for the reasons discussed below and (in greater detail) in the application.

6. Applicants state that, because Awards under each Plan may be issued only to Eligible Persons, Awards will not be granted to individuals with interests contrary to those of the applicants' stockholders. Applicants also assert that the Plans would not become a means for insiders to obtain control of Adams or Petroleum because the number of shares of stock issuable under the Plans would be limited to 4% of the outstanding shares of Adams or Petroleum. Moreover, as a condition to the requested order, no Eligible Person could be issued more than 35% of the shares reserved for issuance under the Plans. In addition, in no event may the total number of shares of Adams stock or Petroleum stock, with respect to which all types of Awards may be granted to a Participant under the applicable Plan, exceed 300,000 shares of stock within any thirty-six month period during which the relevant Plan is in effect.[15]

7. The applicants further state that each Plan will be submitted to stockholders for their approval. The applicants represent that a concise, "plain English" description of the Plans, including their potential dilutive effect, will be provided in the proxy materials that will be submitted to their respective stockholders. The applicants also state that they will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. The applicants further note that the Plans will be disclosed to investors in accordance with the standards and guidelines adopted by the Financial Accounting Standards Board and the requirements of Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act, and Item 18 of Form N-2. In addition, applicants will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act.

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[15]   These limitations are separate limitations under each Plan. Cash Awards that are settled in cash would not count against the limit described in the preceding sentence.

Applicants conclude that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of their stock.

8.	The applicants acknowledge that Awards granted under the Plans would have a dilutive effect on the stockholders' equity in Adams and Petroleum, but argue that the effect would not be significant and would be outweighed by the anticipated benefits of the Plans to Adams, Petroleum and their stockholders.[16] The applicants believe that the flexibility to offer equity-based employee compensation is essential to their ability to compete for top quality personnel. The applicants also assert that equity-based compensation would more closely align the interests of Adams and Petroleum directors, officers and employees with those of the applicants' stockholders.

9.	In addition, applicants state that stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plans by the applicable Board. Under these conditions, each applicant's Board will review the relevant Plan at least annually. In addition, the applicable Committee periodically will review the potential impact that the grant, exercise or vesting of Awards could have on an applicant's earnings and NAV, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The relevant Committee will be authorized to take appropriate steps to

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[16]	Applicants represent that the maximum potential dilution to an applicant's stockholders (in terms of net asset value per share ("NAV")) that would result from grants of Awards under a Plan would be approximately 3.85%. Applicants submit that the limitations on the requested exemptive order would provide protection to investors against dilution of their pro rata interests that are similar to those the Commission has previously found consistent with the purposes and policies of the Act and are even greater than those that Congress imposed on stock options issued by BDCs. Applicants state that less dilution could occur under the Plans than from stock options issued by business development companies, on which Congress imposed a 25% limit on the maximum increase in the amount of voting securities that could result if all outstanding warrants, options and other rights were exercised. Applicants also note that less dilution would occur under the Plans than from stock awards that could be issued under the 2012 Order, which allowed a 4.4% limit.

ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of the stockholders of the applicant. This authority will include the authority to prevent or limit the grant of additional Awards.

10.   Applicants believe that the possibility that Awards would encourage speculative portfolio investments is minimized because the applicants have conservative investment philosophies and the Boards periodically monitor stock transactions for consistency with the applicants' investment objectives.

11.   With regard to the standard for relief under section 6(c), applicants assert that the requested exemptions are necessary or appropriate in the public interest because of the recruiting and retention benefits noted above. Applicants further assert that the requested exemptions are consistent with the protection of investors because of the proposed limitations on the grant of Awards and the required Board and shareholder approvals. Finally, applicants argue that the Plans are consistent with the policies and purposes of the Act because the Commission and Congress have previously permitted certain companies regulated under the Act to issue stock options and to adopt incentive compensation plans similar to the Plans.

Section 17(d) of the Act

12.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person, from participating in a joint enterprise, joint arrangement or profit-sharing plan in which the company is a participant, unless the Commission by order approves the transaction. Rule 17d-l(c) defines a joint enterprise to include any stock option or stock purchase plan. Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether the participation of the registered investment company in a joint enterprise is consistent with the

Act's policies and purposes and (ii) the extent to which that participation is on a basis different from or less advantageous than that of other participants. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any officer, director, partner, copartner or employee of such other person. Because all Eligible Persons are either directors or Employees of applicants, Eligible Persons fall within the scope of section 17(d) and rule 17d-1 and, consequently, are prohibited from participating in the Plans, absent the requested relief.

13.   Applicants request an order pursuant to section 17(d) and rule 17d-1 to permit the operation of the Plans. Applicants state that the Plans, although benefiting Eligible Persons and applicants in different ways, are in the interests of stockholders of the applicants because the Plans would help them attract, motivate and retain talented professionals and help align the interests of Employees with those of their stockholders. Thus, applicants assert that applicants' participation in the Plans will be on a basis no less advantageous than that of Eligible Persons.[17]

Section 23(c) of the Act

14.   Section 23(c) of the Act generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tender offers or under other circumstances as the Commission may permit to insure that the purchase is made on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

15.   Applicants state that the payment of a stock option exercise price with previously acquired stock of the applicants or with shares withheld by the applicants may be deemed a

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[17]   As noted above, applicants also assert that the Plans are consistent with the policies and purposes of the Act because the Commission and Congress have previously permitted certain companies regulated under the Act to issue stock options and to adopt incentive compensation plans similar to the Plans.

purchase by the applicants of their own securities within the prohibition of section 23(c).[18]

Applicants therefore request an order under section 23(c) to permit these purchases. Applicants

state that each applicant will purchase its shares from Eligible Persons at their Fair Market

Value, as defined in the Plans, on the relevant date, which would not be significantly different

from the price at which all other stockholders could sell their shares in a market transaction.

Applicants therefore submit that such transactions would not unfairly discriminate against other

stockholders.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will

be subject to the following conditions:

1.   Each Board will maintain a Committee, none of the members of which will be

"interested persons" of the applicants as defined in the Act. Each Committee will administer the

relevant Plan and will be composed of three or more directors of the relevant applicant who (i)

are Non-Interested Directors of the relevant applicant, (ii) are "non-employee directors" within

the meaning of rule 16b-3 under the Exchange Act and (iii) are "outside directors" as defined

under section 162(m) of the Code.

2.   A Plan will not be implemented unless it is approved by a majority of the votes cast

by stockholders at a meeting called to consider the Plan. Any amendment to a Plan will be

subject to the approval of the applicable applicant's stockholders to the extent such approval is

required by applicable law or regulation or the applicable Board otherwise determines. Unless

terminated or amended, during the fifth year of each Plan (and each fifth year thereafter), each

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[18]   Applicants state this analysis could also apply in the case of shares withheld by applicants or delivery of shares by an Eligible Person in satisfaction of withholding taxes.

Plan shall be submitted for reapproval to the relevant applicant's stockholders and all Awards made during that year shall be contingent upon stockholder reapproval.

3.   Awards are not transferable or assignable, except as the Committees will specifically approve to facilitate estate planning or to a beneficiary upon an Eligible Person's death or by will or the laws of descent and distribution. Awards may also be transferred pursuant to a qualified domestic relations order.

4.   The maximum number of shares of stock available for delivery in connection with Awards under a Plan (other than any shares of Adams Stock or Petroleum Stock, as applicable, issued in payment of dividend equivalents) will be 4% of the relevant applicant's stock outstanding on the effective date of the relevant Plan, subject to adjustment for corporate transactions.

5.   Each applicant's Board will review the relevant Plan at least annually. In addition, the applicable Committee periodically will review the potential impact that the grant, exercise, or vesting of Awards could have on an applicant's earnings and NAV, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review, and the relevant Committee will be authorized to take appropriate steps to ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of investors in the applicant. This will include the authority to prevent or limit the grant of additional Awards. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

6.   The 2005 Incentive Plans will expire on April 27, 2015 pursuant to their terms. No further grants would be made under the 2005 Incentive Plans following the earlier of April 27,

2015 and the approval of the Plans by each applicant's stockholders at the respective annual meetings expected to be held in April 2015 or as soon thereafter as practicable. Existing awards made under the 2005 Incentive Plans would remain outstanding and would remain subject to the terms and conditions of the 2005 Incentive Plans.

7.   Awards under the Plans are issuable only to Eligible Persons. No person will be granted Awards relating to more than 35% of the shares initially reserved for issuance under the relevant Plan (as such number of shares initially reserved for issuance may be adjusted under the terms of the Plans as described in Section IV.B of the application). Subject to the immediately preceding limitation, in any thirty-six month period during which a Plan is in effect, no person may be granted under that Plan more than 300,000 shares of stock in respect of Options, 300,000 shares of stock in respect of Stock Appreciation Rights, 300,000 shares of stock in respect of Restricted Stock, 300,000 shares of stock in respect of Restricted Stock Units, 300,000 shares of stock in respect of Deferred Stock Units**,** or 300,000 shares of stock in respect of Bonus Stock. In addition, in no event may the total number of shares of stock with respect to which all types of Awards may be granted to an Eligible Person under the applicable Plan exceed 300,000 shares of stock within any thirty-six month period during which the applicable Plan is in effect, which amount may be adjusted to reflect certain corporate transactions or events that affect the applicant's stock. Grants to Non-Employee Directors are limited to those described in condition 8 below.

8.   In each fiscal year, a Non-Employee Director will be granted 750 Restricted Stock Units of Adams and 400 Restricted Stock Units of Petroleum, as applicable, which amounts may be adjusted to reflect certain corporate transactions. At the effective date of any Non-Employee Director's initial election to the Board of an Applicant, such Non-Employee Director will be

granted 750 Restricted Stock Units of Adams and 400 Restricted Stock Units of Petroleum, as applicable, which amounts may be adjusted to reflect certain corporate transactions. Non-Employee Directors will also receive dividend equivalents in respect of such Restricted Stock Units equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of common stock. The Restricted Stock Units and related dividend equivalents will vest (and become non-forfeitable) and be paid (in the form of shares of common stock) one year from the date of grant. In addition, Non-Employee Directors may elect each year, not later than December 31 of the year preceding the year as to which the annual grant of Restricted Stock Units is to be applicable, to defer to a fixed date or pursuant to a specified schedule payment of all or any portion of the annual grant of Restricted Stock Units. Any modification of the deferral election may be made only upon satisfaction of any conditions that the relevant Committee may impose. Non-Employee Directors may also elect each year, not later than December 31 of the year preceding the year as to which deferral of fees is to be applicable, to defer to a fixed date or pursuant to a specified schedule all or any portion of the cash retainer to be paid for Board or other service related to Board activities in the following calendar year through the issuance of Deferred Stock Units, valued at the Fair Market Value of the relevant Applicant's stock on the date when each payment of such retainer amount would

otherwise be made in cash.

        For the Commission, by the Division of Investment Management, under delegated

authority.

                                        Brent J. Fields
                                        Secretary